Enhance Skin Products Inc.
1 First Canadian Place
37th Floor
100 King Street West
Toronto, Ontario MX5 1C9
Canada

September 7, 2012

United States Securities and Exchange Commission

Attention:     Pamela Long, Assistant Director

Re:	Enhance Skin Products Inc. Preliminary Proxy Statement on 14C filed June 22, 2012 File Number: 000-52755

Dear Ms. Long:

We have received and read your letter date July 20, 2012, regarding the above-referenced filing.  Accordingly, the purpose of this letter is to respond, in writing, to the comments specified in that letter.  Additionally, we have caused to be prepared and filed an amended Information Statement on Form 14C/A, which includes amended disclosures that we believe are responsive to certain of the comments specified in that letter.  The extent of the revisions to the Information Statement are such that our EDGARization service cannot highlight the changes made to the Information Statement filed on June 22, 2012.  We regret any inconvenience to you caused by the inability to highlight those changes.

Comment:

General

1.
We note that, on June 19, 2012, your Board of Directors approved and recommended to enter into a Plan of Merger with Age Reversal, Inc. and the merger will be accounted for as a reverse acquisition. As such, please ensure that your accounting complies with the following bullet points:

●
Prior to the date of the reverse merger, the historical financial statements are required to be those of Age Reversal (the accounting acquirer) and should only include the historical results and operations of Age Reversal;

United States Securities and Exchange Commission
September 7, 2012

●
The historical financial statements (Age Reversal) are required to reflect the shares issued by Enhance Skin Products “to acquire” Age Reversal as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in the par value of Age Reversal’s and Enhance Skin Products’ stock should be offset to additional paid-in capital;

●
The historical financial statements (Age Reversal) are required to reflect the reverse merger of Enhance Skin Products (the accounting acquiree) on the acquisition date. On the acquisition date, Enhance Skin Products’ outstanding shares should be reflected as being issued by Age Reversal to acquire Enhance Skin Products;

●
Subsequent to the date of the reverse merger, the historical financial statements are required to be those of Age Reversal (the accounting acquirer) and Enhance Skin Products (the accounting acquiree) on a consolidated basis.

In this regard, your pro forma financial information should also reflect the above bullet points, as applicable. For example, it is does not appear that pro forma adjustments have been made to stockholders’ equity to reflect the reverse merger. Specifically, it is does not appear that you have eliminated the retained earnings of Enhance Skin Products or offset any difference in par value to additional paid-in-capital. Please advise or revise as necessary.

Response:

We note the issues specified in the above bullet points.  In that regard, we will ensure that our financial information, including pro forma financial information, complies with those bullet points.  Specifically, the pro forma financial information specified in the information statement has been revised to accommodate the applicable provisions of those bullet points.  Please see “PRO FORMA UNAUDITED BALANCE SHEET AND STATEMENT OF OPERATIONS” on Pages 69 through 71, inclusive, of the information statement.

Comment:

Summary Information, page 5

2.
Please include a summary term sheet in bullet-point format highlighting the most material terms of the proposed transaction and including cross-references to more detailed discussions elsewhere in the information statement. Please see Item 14(b) of Schedule 14A and Item 1001 of Regulation S-K.

United States Securities and Exchange Commission
September 7, 2012

Response:

We have revised the information statement to include a summary, in bullet point format, highlighting the most material terms of the merger and which includes cross-references to more detailed information elsewhere in the information statement.  Please see “SUMMARY” on Pages 8 through 12, inclusive, of the information statement.

Comment:

ARI, page 5

3.	Please disclose that ARI’s auditor has issued a going concern opinion. Also disclose the amount of ARI’s net losses since inception.

Response:

We have revised the information statement to specify that ARI’s auditor has issued a going concern opinion and disclosed the amount of ARI’s net losses since inception.  Please see “Losses since inception and doubt regarding ability to continue as a going concern” on Page 33 of the information statement.

Comment:

Market for ESP’s Common Stock, page 21

4.	Please disclose the range of high and low bid information for your common stock for the last two fiscal years. See Item 201(a)(1)(iii) of Regulation S-K.

Response:

We have revised the information statement to disclose the range of the high and low bid information for our common stock for our last two fiscal years.  Please see “Market Price and Dividends regarding ESP’s Common Stock” on Pages 31 and 32 of the information statement.

5.	Please disclose the approximate number of holders of record of your common stock. See Item 201(B) of Regulation S-K.

United States Securities and Exchange Commission
September 7, 2012

Response:

We have revised the information statement to disclose the approximate number of holders of record of our common stock.  Please see “Number of Shareholders” on Page 32 of the information statement.

Comment:

Background of the Merger, page 25

6.
We note disclosure on page 11 that you received proposals for other transactions and disclosure on page 25 that you considered other opportunities. Please revise to discuss the alternative opportunities and transactions considered by you and describe the reasons for their rejection.

Response:

We have revised the information statement to provide information regarding those alternative opportunities and transactions and the reasons for their rejection.  Please see “Reasons for the Merger” on Pages 44 and 45 of the information statement.

Comment:

Agreements with Crisnic Fund, S.A., page 26

7.
We note disclosure that you intend to discuss with Crisnic possibly financing transactions pursuant to the provisions of the Indirect Primary Offering Agreement. Please disclose the number of shares and amount that you could raise under this agreement and its accompanying registration statement. We also note that the July 29, 2010 Indirect Primary Offering Agreement has a term of 24 months. Please describe whether you plan to extend the term of this agreement.

Response:

We have revised the information statement to specify that we have no plan to extend the term of that agreement.  Please see “Financing” on Pages 21 and 22 of the information statement.

Comment:

Conditions to Consummation of the Merger, page 32

8.
We note disclosure that the offering and issuance of shares of your common stock to the ARI shareholders shall be exempt from registration pursuant to the Securities Act of 1933. Please disclose the exemption that you will rely upon to offer and issue shares of your common stock in the merger and the additional warrants to purchase 1,220,424 shares and such underlying shares to ARI shareholders.

United States Securities and Exchange Commission
September 7, 2012

Response:

We have revised the information statement to specify the two exemptions from the registration requirements of the Securities Act of 1933.  One such exemption is Section 4(2) of the Securities Act of 1933, and the other exemption is Regulation S.  Please see “Issuance of Shares Exempt from Registration” on Page 47 of the information statement.

Comment:

Fairness, page 33

9.
Please describe how your Board of Directors analyzed the transaction to reach the conclusion that the transaction was fair to the shareholders. Also, we note disclosure that the Board of Directors considered potentially negative factors regarding the transaction and these negative factors did not supersede the positive factors relating to the transaction. Please describe such negative and positive factors considered by the Board of Directors.

Response:

We have revised the information statement to describe how our Board of Directors analyzed the merger to determine that the merger was fair to our shareholders.  Additionally, we have revised the information statement to specify those negative and positive factors.  Please see “Reasons for the Merger” on Pages 44 and 45 of the information statement.

Comment:

Certain Information Concerning ARI, page 48

10.	Please provide the market and dividend information regarding ARI's common equity and related stockholder matters pursuant to Item 201 of Regulation S-K.

Response:

We have revised the information statement to specify the market and dividend information regarding ARI’s common equity and related stockholder matters pursuant to Item 201 of Regulation S-K.  Please see “Market Price and Dividends regarding ARI’s Common Stock and Related Stockholder Matters” on Pages 35 and 36 of the information statement.

United States Securities and Exchange Commission
September 7, 2012

Comment:

Business, page 48

Contracts, page 49

11.
Please disclose that ARI is a development stage company with no revenues since its formation, ARI has net losses and it has not yet commenced the manufacturing or the production of any products. Also, we note disclosure that ARI is in the business of “investigating various products”. We also note disclosure that Biomind will “identify certain nutraceutical and cosmeceutical products.” Also, please describe in clear, concise, non-technical language the business is which you are engaged or intend to engage. Your current disclosure in this regard is unclear.

Response:

We have revised the information statement to specify that ARI has net losses and has not yet commenced the manufacturing or production of any products.  Please see “Business” on Page 33 of the information statement.

Also, we have revised the information statement to specify in clear, concise and non-technical language the business in which we intend to engage.  Please see “Post-Merger Business of ESP” on Page 43 of the information statement.

Comment:

Intellectual Property, page 49

12.	Please provide the duration of ARI’s trademarks. See Item 101(h)(4)(vii) of Regulation S-K.

Response:

We have revised the information statement to provide the duration of ARI’s trademarks.  Please see “”Intellectual Property” on Page 34 of the information statement.

United States Securities and Exchange Commission
September 7, 2012

Comment:

Risk Factors, page 56

Comment:

The Merger will dilute our percentage ownership of ESP’s common stock, page 57

13.
We note disclosure that the surviving company plans to issue additional shares of common stock for potential acquisition transactions. Please briefly disclose whether you have identified or are working on any acquisition transactions.

Response:

We have revised the information statement to indicate that we have not identified nor are we working on any acquisition transactions.  Please see “Risks Relating to the Merger – The Merger will dilute your percentage ownership of ESP’s common stock” on Page 66 of the information statement.

Comment:

Risk Factors Relating to ARI’s business, page 57

14.	Please add a risk factor regarding the going concern opinion from ARI’s auditor.

Response:

We have revised the information statement to add a risk factor regarding the going concern opinion from ARI’s auditor.  Please see “Risk Related to ARI’s Business – ARI’s independent auditors report specified that there is a substantial doubt that ARI will be able to continue as a going concern” on Page 68 of the information statement.

Comment:

Pro Forma Unaudited Balance Sheet, page 58

15.
We note that you have presented a pro forma balance sheet as of January 31, 2012. It is not clear how you have complied with the requirements of pro forma financial information set forth in Rule 8-05 of Regulation S-X. Please also provide pro forma statements of operations for the latest fiscal year and interim period. The notes to the pro forma statement should clearly show how you arrived at each adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

United States Securities and Exchange Commission
September 7, 2012

Response:

We have revised the information statement to provide the pro forma financial information required by the provisions of Rule 8-05 of Regulation S-X.  Please see “PRO FORMA UNAUDITED BALANCE SHEET AND STATEMENT OF OPERATIONS” on Pages 69 through 71, inclusive, of the information statement.

Comment:

16.
Please address how you have complied with the requirements pertaining to historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company as set forth in Item 1 of Schedule 14C and Item 14(b)(9) and (10) of Schedule 14A.

Response:

As a smaller reporting company, we believe we are not required to comply with those requirements.

Comment:

Where you can find more information, page 63

17.
Please tell us supplementally why you believe ESP is permitted to incorporate information by reference. Note that Item 14 to Schedule 14A permits incorporation to the same extent as Form S-4, which requires that the registrant meet the aggregate market value requirement of General Instruction I.B. 1 of Form S-3. Please see General Instruction B.1. a. to Form S-4.

Response:

After a review of that Item 14, we believe that we are not permitted to incorporate information by reference.  Accordingly, we have eliminated from the information statement the incorporation of any information by reference.

Comment:

Financial Statements of Age Reversal, Inc., page 65

18.
Please include interim financial statements for the period ended March 31, 2012. See Rule 8-08 of Regulation S-X. Refer to Item 1 of Schedule 14C, Item 14 of Schedule 14A and Item 17(b)(8) of Form S-4.

United States Securities and Exchange Commission
September 7, 2012

Response:

We have revised the information statement to include interim financial statements of ARI for the period ended June 30, 2012.  Please see Pages 90 through 105, inclusive, of the information statement.

We hereby acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, hopefully, you will determine that the provisions of this letter and the amended information statement are responsive to those comments specified in your letter dated July 20, 2012.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

ENHANCE SKIN PRODUCTS INC.

/s/ Smauel S. Asculai
By:      Samuel S. Asculai, Ph.D., President